Ex-Filing Fees

CALCULATION OF FILING FEE TABLES

SC TO

FS MVP Private Markets Fund

Table 1 to Paragraph (a)(7)

Line Item Type	Notes	Transaction Valuation	Fee Rate	Amount of Filing Fee

Fees Previously Paid	(1)	$80,749,609.27		$11,151.52

Total Transaction Valuation:		$80,749,609.27
Total Fees Due for Filing:				$11,151.52
Total Fees Previously Paid:				11,151.52
Total Fee Offsets:				0.00
Net Fee Due:				$0.00

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Offering Note(s)

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $11,151.52 was paid in connection with the filing of the Schedule TO-I by FS MVP Private Markets Fund (File No. 005-93895) on February 2, 2026 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.